UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
__________________________
FORM 11-K
 (Mark One)
\X\  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2013

 \ \  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _______ to _______

Commission file number 1-6682
__________________________

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

HASBRO, INC. RETIREMENT SAVINGS PLAN
__________________________

B. Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

HASBRO, INC.
1027 Newport Avenue
Pawtucket, RI 02861

REQUIRED INFORMATION

I.    FINANCIAL STATEMENTS

The following Plan financial statements and schedule prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974 are filed herewith, as permitted by Item 4 of Form 11-K:

Report of Independent Registered Public Accounting Firm
Statements of Net Assets Available for Plan Benefits as of December 31, 2013 and 2012
Statements of Changes in Net Assets Available for Plan Benefits for the years ended December 31, 2013 and 2012
Notes to Financial Statements

   Supplemental Schedule:
   Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

    Other schedules are omitted as the required information is not applicable.

II.    EXHIBITS

23    Consent of Independent Registered Public Accounting Firm

SIGNATURES

  The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Committee appointed by the Board of Directors of Hasbro, Inc. to administer the Plan has duly caused this Annual Report on Form 11-K to be signed on its behalf by the undersigned hereunto duly authorized.

                                                                                                                              Hasbro, Inc. Retirement Savings Plan

Date: June 23, 2014                                                                                              /s/ Deborah Thomas
                                                                                                                              Deborah Thomas
                                                                                                                              Chief Financial Officer

Report of Independent Registered Public Accounting Firm

The Plan Administrator
 Hasbro, Inc. Retirement Savings Plan:
We have audited the accompanying statements of net assets available for plan benefits of the Hasbro, Inc. Retirement Savings Plan (the Plan) as of December 31, 2013 and 2012, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2013 and 2012, and the changes in net assets available for plan benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2013 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP

Providence, Rhode Island
June 23, 2014

HASBRO, INC. RETIREMENT SAVINGS PLAN
Statements of Net Assets Available for Plan Benefits
December 31, 2013 and 2012

	2013	2012
Assets
Cash and cash equivalents	$5,299,423	14,587,040
Investments, at fair value	463,181,270	406,060,788
Wrapper contracts, at fair value	25,238	26,858
Total investments and cash (Note 3)	468,505,931	420,674,686

Receivables:
Notes receivable from participants	6,335,902	6,747,944
Employer contributions	5,692,331	8,437,587
Due from brokers for securities sold	125,358	362,963
Total receivables	12,153,591	15,548,494
Total assets	480,659,522	436,223,180

Liabilities
Payables for securities purchased	142,145	544,055
Accrued expenses	110,890	67,522
Total liabilities	253,035	611,577

Net assets, reflecting investments at fair value	480,406,487	435,611,603
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(1,205,770)	(3,081,306)
Net assets available for plan benefits	$479,200,717	432,530,297

See accompanying notes to financial statements.

HASBRO, INC. RETIREMENT SAVINGS PLAN
Statements of Changes in Net Assets Available for Plan Benefits
Years ended December 31, 2013 and 2012

	2013	2012
Changes in net assets attributed to:
Investment income:
Net appreciation in fair value of investments	$78,560,453	43,006,920
Dividends and interest	10,505,982	8,877,529
Total investment income (Note 3)	89,066,435	51,884,449

Contributions:
Rollovers	1,000,819	945,156
Participant contributions	15,859,385	16,224,464
Employer matching and other contributions	15,845,931	18,840,440
Total contributions	32,706,135	36,010,060

Termination, withdrawal, and retirement payments directly to participants	(74,805,422)	(40,121,170)
Administrative expenses	(296,728)	(199,499)
Net increase	46,670,420	47,573,840

Net assets available for plan benefits:
Beginning of year	432,530,297	384,956,457
End of year	$479,200,717	432,530,297

See accompanying notes to financial statements.

HASBRO, INC. RETIREMENT SAVINGS PLAN
Notes to Financial Statements
December 31, 2013 and 2012

(1) Description of Plan

The following brief description of the Hasbro, Inc. Retirement Savings Plan ("the Plan") is provided for general information purposes only. Participants should refer to the Plan document for more complete information.

(a) General

The Plan is a defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA") and is available to substantially all domestic employees of Hasbro, Inc. and certain subsidiaries (collectively "the Company", "Plan Administrator" or "Plan Sponsor"). Participation in the Plan is voluntary and eligibility provisions apply.

(b) Contributions

Eligible employees may contribute up to 50% of their eligible pay, limited to an annual maximum of $17,500 and $17,000 in 2013 and 2012, respectively. Contributions may be limited to less than the maximum percentage of eligible pay to enable the Company to meet IRS discrimination regulations. The Company makes a matching contribution, except for Milton Bradley union employees, of 200% of the first 2% of the participants' eligible pay that they contribute per pay period, plus a 50% match of the next 4% of participants' eligible pay that they contribute per pay period up to a maximum matching contribution of 6% of a participant's eligible pay per pay period. During 2013 and 2012 the Company's matching contribution for Milton Bradley union employees was 45%, up to a maximum of 6%, of a participant's eligible pay per pay period.

All eligible employees who have reached age 50 by the end of the calendar year are permitted to make additional pre-tax deferrals over and above the otherwise applicable limits. These additional deferrals are called "catch-up contributions".  The Company does not make matching contributions on these catch-up contributions.  Catch-up contributions may be made up to an additional $5,500 for 2013 and 2012.

Effective at the end of December 2007, the Company froze defined benefit pension benefits being accrued for its non-union employees in the Hasbro, Inc. Pension Plan in the United States. These pension benefits were replaced by additional employer contributions made to this Plan beginning in 2008. These additional contributions for non-union employees include a discretionary annual Company contribution reflecting a percentage of an employee's eligible yearly pay. In addition, for eligible employees who met certain requirements that were based on a combination of age and years of vesting service in the pension plan as of December 31, 2007, the Company made annual transition contributions ranging from 1% to 9% of an employee's eligible yearly pay. Annual transition contributions were effective for Plan years 2008 through 2012. During 2012, the final annual transition contribution was made in the amount of $2,484,159.

(c) Vesting

All participants currently employed by the Company own, or are vested in, 100% of both employee contributions and the Company's matching contributions to the Plan. Participants become 100% vested in the Company's other contributions, including the annual Company contribution and the annual transition contribution, after three years of vesting service. Participants earn one year of vesting service for each calendar year in which the participant has worked at least 1,000 hours.

(d) Forfeitures

The unvested portion of a terminated participant's account is forfeited and used to reduce future employer contributions. Forfeitures were $201,809 and $143,504 in 2013 and 2012, respectively.

HASBRO, INC. RETIREMENT SAVINGS PLAN
Notes to Financial Statements
December 31, 2013 and 2012

(e) Payment of Benefits

Payments to participants will be paid upon retirement, disability, or termination of employment. The account balance will be paid to a beneficiary upon death of the participant. Participants in the Plan have the option of receiving their benefit payments either in a lump sum or in periodic installments. Participants, except for terminated participants, may also make in-service withdrawals from their Pre-Tax Savings Contribution Account in the event of a demonstrated severe financial hardship as defined by the IRS Safe Harbor rules. Participants who have reached age 59 ½ may make in-service withdrawals from their vested accounts in the Plan for any reason.

Higher termination, withdrawal, and retirement payments directly to participants in 2013 compared to 2012 are the result of workforce reductions related to programs under the Company's multi-year cost savings initiative announced in the fourth quarter of 2012.

(f) Notes Receivable from Participants

The maximum loan available to each participant is the lesser of (1) $50,000 reduced by the highest outstanding loan balance due from the participant during the preceding twelve months, or (2) 50% of the participant's vested account balance, reduced by the current outstanding loan balance due from the participant. The minimum loan amount available to participants is $500. Each loan shall bear a fixed interest rate equal to the prime interest rate as published in the Wall Street Journal on the last day of the previous month. Repayment of the loan must be made over a period not to exceed five years, unless it is for the purchase of a primary residence, in which case the loan period cannot exceed ten years.

(2) Summary of Accounting Policies

(a)	Basis of Accounting

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan Administrator to make estimates and assumptions that affect the reported amounts in the financial statements and accompanying notes. Actual results could differ from those estimates. The accompanying financial statements are presented on the accrual basis of accounting. Benefits payable at year end are not accrued for as they are considered to be a component of the net assets available for plan benefits.

(b)	Investments

Investments are stated at fair value. See Note 8 for a discussion of the methods used to determine the fair value of investments held by the Plan.

In 2013 and 2012 certain investment options offered by the Plan were deemed to be fully benefit-responsive investment contracts. Accounting standards require that these investments be reported at fair value. However, contract value is the relevant measure to the Plan because it is the amount that is available for Plan benefits.  Accordingly, these investments are reflected in the Statements of Net Assets Available for Plan Benefits at their fair values, with corresponding adjustments to reflect these investments at their contract values. See Note 3 for further information on these investments.

Security transactions received prior to 4:00 pm Eastern time by the Trustee are recognized on that business day. Transactions received after 4:00 pm Eastern time are valued as of the next business day.

Interest income is recorded on the accrual basis and dividend income is recorded on the ex-dividend date.

Net appreciation in the fair value of investments includes both realized and unrealized gains and losses.

HASBRO, INC. RETIREMENT SAVINGS PLAN
Notes to Financial Statements
December 31, 2013 and 2012

(c)	Notes Receivable from Participants

Notes receivable from participants are recorded at the outstanding principal balance plus accrued interest.

(d)	Contributions

Contributions from employees are recorded by the Plan when deducted from employees' wages. The Company's matching contributions are accrued at the time the employee's contributions are deducted. For the years ended December 31, 2013 and 2012, employer and employee contributions for the last pay period of the year were paid to the Plan prior to the Plan's year end. The annual Company contributions for 2013 and 2012, and transition contributions for 2012 were paid to the Plan subsequent to the end of each respective Plan year and are recorded as employer contributions receivable on the Statements of Net Assets Available for Plan Benefits at year end.

(e)	Payments of Benefits

Benefits are recorded when paid.

(f)	Administrative Expenses

The Plan bears all costs and general expenses incurred with regard to investment consulting, audit, legal and communication fees, other professional fees, independent fund managers and the purchase and sale of investments. Other costs of administration are paid for by the Plan Administrator.
(3) Investment Information

Participants may elect to have their accounts invested in one or more of the investment funds offered by the Plan. At December 31, 2013, investment funds offered by the Plan included the following nationally traded mutual funds: the Fidelity Growth Company Fund, the Cambiar Small-Cap Institutional Fund, the MFS Institutional International Equity Fund, the PIMCO Total Return Fund, the Dodge & Cox Stock Fund, the Vanguard Small-Cap Index Fund, the Vanguard Mid-Cap Index Fund, the Dreyfus Limited Term High Yield Bond Fund and the JP Morgan US Large Cap Core Plus Fund. Investment funds offered by the Plan at December 31, 2013 also included the following commingled funds: BTC S&P 500 Index, JPM SmartRetirement Income, JPM SmartRetirement 2010, JPM SmartRetirement 2015, JPM SmartRetirement 2020, JPM SmartRetirement 2025, JPM SmartRetirement 2030, JPM SmartRetirement 2035, JPM SmartRetirement 2040, JPM SmartRetirement 2045 and JPM Smart Retirement 2050. The following changes were made to the investment funds during 2013: the Cambiar Small-Cap Institutional Fund was added as a new investment option, and the Fidelity Diversified International Fund was replaced by the MFS Institutional International Equity Fund.  There were no other changes to the investment funds offered in 2013.
Participants can elect to invest up to 25% of their contributions in the Hasbro Stock Fund which is a unitized stock fund that invests in the stock of Hasbro, Inc. and other short-term investments designed to allow participants to buy and sell without the usual trade settlement period for individual stock transactions. Ownership is measured in units of the fund instead of shares of common stock. Participants cannot elect to reallocate their investment funds if that would result in greater than 25% of their account invested in the Hasbro Stock Fund. The fair value of the cash and investments of the Hasbro Stock Fund was $13,463,450 as of December 31, 2013 and $9,233,085 as of December 31, 2012.
The Plan invests in fully benefit-responsive synthetic guaranteed investment contracts ("synthetic GICs") as part of offering the JP Morgan Stable Asset Fund investment option to participants. Participant contributions to this fund are primarily used to purchase units of commingled funds, which are invested in a high-quality fixed income portfolio.
The JP Morgan Stable Asset Fund enters into wrapper contracts with insurance companies which provide a guarantee with respect to the availability of funds to make distributions from this investment option. These contracts are carried at contract value in the participants' accounts. The issuer of the wrapper contracts is contractually obligated to repay the principal, as well as a specified interest rate that is set on a quarterly basis. There are no reserves against contract value for credit risk of the contract issuer or otherwise.

HASBRO, INC. RETIREMENT SAVINGS PLAN
Notes to Financial Statements
December 31, 2013 and 2012

To the extent that the underlying portfolio has unrealized and/or realized losses, a positive adjustment is made when reconciling from fair value to contract value under contract value accounting. As a result, the future crediting rate may be lower over time than the current market rates. Similarly, if the underlying portfolio generates unrealized and/or realized gains, a negative adjustment is made when reconciling from fair value to contract value and, in the future, the crediting rate may be higher than the current market rates. The contracts cannot credit an interest rate that is less than zero percent.
The JP Morgan Stable Asset Fund and the wrapper contracts purchased by that fund are designed to pay all participants at contract value. However, certain events limit the ability of the Plan to transact at contract value. These events include but are not limited to premature termination of the contracts by the Plan or Plan termination. The Plan Sponsor has not expressed any intention to take either of these actions.
As of December 31, 2013 and 2012, the fair values of the wrapper contracts were $25,238 and $26,858, respectively. The remainder of the synthetic guaranteed investment contracts in the JP Morgan Stable Asset Fund as of December 31, 2013 and 2012 are summarized below:
	Major Credit Rating	Investments at Fair Value	Wrapper Contracts at Fair Value	Adjustment to Contract Value
December 31, 2013
Monumental Life Insurance Co.	AA-	$30,975,811	25,238	(612,933)
ING Life Insurance and Annuity Co.	A-	31,246,811	-	(592,837)
All Contracts		$62,222,622	25,238	(1,205,770)

December 31, 2012
Monumental Life Insurance Co.	AA-	$31,156,685	26,858	(1,552,461)
ING Life Insurance and Annuity Co.	A-	31,222,906	-	(1,528,845)
All Contracts		$62,379,591	26,858	(3,081,306)

Participant accounts in the JP Morgan Stable Asset Fund are credited with interest at a fixed rate that is based on an agreed-upon formula as defined in the contracts. The rate typically resets quarterly; however, the rate may reset more frequently under certain circumstances. The primary variables which could impact the future crediting rates include (1) the amount and timing of participant contributions, (2) transfers and withdrawals into/out of the contract, (3) the current yield of the assets underlying the contract, (4) the duration of the assets underlying the contract and (5) the existing difference between fair value of the securities and the contract value of the assets within the insurance contract. The crediting rate of security-backed contracts will track current market yields on a trailing basis. The rate reset allows the contract value to converge with the fair value of the underlying portfolio over time, assuming the portfolio continues to earn the current yield for a period of time equal to the current portfolio duration.
The average yields earned by the entire JP Morgan Stable Asset Fund for the years ended December 31, 2013 and 2012 were 1.41% and 1.10%, respectively. The average yields earned by the JP Morgan Stable Asset Fund, adjusted to reflect the actual interest rate credited to participants in the fund, for the years ended December 31, 2013 and 2012 were 2.28% and 2.77%, respectively.

HASBRO, INC. RETIREMENT SAVINGS PLAN
Notes to Financial Statements
December 31, 2013 and 2012

In addition to the JP Morgan Stable Asset Fund described above, the following table represents the fair value of other investments which were 5% or more of the Plan's net assets as of December 31, 2013 and 2012:

	2013	2012
Fidelity Growth Company Fund	$71,790,858	58,938,975
BTC S&P 500 Index Fund	50,365,318	42,329,848
Dodge & Cox Stock Fund	40,443,502	30,791,795
MFS Institutional International Equity Fund	30,824,965	-
PIMCO Total Return Fund	29,146,423	42,937,521
Vanguard Small-Cap Index Institutional	28,198,927	20,267,773
Fidelity Diversified International Fund	-	28,057,323

During 2013 and 2012, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $78,560,453 and $43,006,920, respectively, as follows:

	Year Ended December 31,
	2013	2012
Shares in registered investment companies	$44,930,598	24,789,076
Units of common collective trusts	28,771,655	16,822,727
Hasbro Stock Fund	4,858,200	1,395,117
	$78,560,453	43,006,920

(4) Related Party Transactions

Certain Plan investments are shares of mutual funds managed by Fidelity Management and Research Company, an affiliate of the Trustee, and, therefore, qualify as party-in-interest transactions. Additionally, the Plan holds investments in the Hasbro Stock Fund which holds shares of Hasbro, Inc. common stock. Through investments in the Hasbro Stock Fund, the Plan had 230,345 and 245,631 shares of Hasbro, Inc. common stock valued at $12,836,639 and $8,818,153, respectively, as of December 31, 2013 and 2012. These transactions qualify as exempt party-in-interest transactions.

(5) Plan Termination

Upon termination of the Plan and trust, each Participant shall be entitled to receive the vested amount standing to the credit of their account as of the final valuation date. The Trustee shall make payments of such amounts as directed by the Plan Administrator.

Although the Company has not expressed any intent to do so, it reserves the right to terminate the Plan at any time subject to ERISA provisions.

(6) Risks and Uncertainties

The Plan provides for investments in various funds, which invest in equity and debt securities and other investments. Such investments are exposed to risks and uncertainties, such as interest rate risk, credit risk, economic and political risks, regulatory changes, and foreign currency risk. In addition, participants may elect to invest up to 25% of their contributions in the Hasbro Stock Fund. The underlying performance of this fund is dependent upon the performance of the Company and the market's evaluation of such performance. The Plan's exposure to a concentration of credit risk is subject to the Plan's investment funds selected by participants. These risks and uncertainties could impact participants' account balances and the amounts reported in the financial statements.

HASBRO, INC. RETIREMENT SAVINGS PLAN
Notes to Financial Statements
December 31, 2013 and 2012

(7) Federal Income Taxes

The Internal Revenue Service issued a determination letter on April 6, 2012, which expires on January 31, 2016, stating that the Plan and its underlying trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC), and therefore, are exempt from federal income taxes.

Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2013, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements.  The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.  The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2009.

(8) Fair Value Measurements

The Plan measures certain assets at fair value. The fair value hierarchy consists of three levels: Level 1 fair values are valuations based on quoted market prices in active markets for identical assets or liabilities that the entity has the ability to access; Level 2 fair values are those valuations based on quoted prices for similar assets or liabilities, quoted prices in markets that are not active, or other inputs that are observable or can be corroborated by observable data for substantially the full term of the assets or liabilities; and Level 3 fair values are valuations based on inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

HASBRO, INC. RETIREMENT SAVINGS PLAN
Notes to Financial Statements
December 31, 2013 and 2012

The Plan had the following assets measured at fair value in its Statements of Net Assets Available for Plan Benefits:

		Fair Value Measurements Using:
	Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
December 31, 2013
Cash and Cash Equivalents	$5,299,423	5,299,423	-	-
Hasbro, Inc. Common Stock	12,836,639	12,836,639	-	-
Mutual Funds	238,277,141	238,277,141	-	-
Commingled Funds	149,844,868	-	149,844,868	-
Synthetic GICS:
Commingled Funds	62,222,622	-	62,222,622	-
Wrapper Contracts	25,238	-	-	25,238
Total Synthetic GICS	62,247,860	-	62,222,622	25,238
Total Investments and Cash	$468,505,931	256,413,203	212,067,490	25,238

December 31, 2012
Cash and Cash Equivalents	$14,587,040	14,587,040	-	-
Hasbro, Inc. Common Stock	8,818,153	8,818,153	-	-
Mutual Funds	209,941,476	209,941,476	-	-
Commingled Funds	124,921,568	-	124,921,568	-
Synthetic GICS:
Commingled Funds	62,379,591	-	62,379,591	-
Wrapper Contracts	26,858	-	-	26,858
Total Synthetic GICS	62,406,449	-	62,379,591	26,858
Total Investments and Cash	$420,674,686	233,346,669	187,301,159	26,858

The following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2013 and 2012.

Hasbro, Inc. Common Stock: Valued at the composite closing price reported on The Nasdaq Global Select Market.

Mutual Funds: Valued at the net asset value ("NAV") of shares held by the plan at year-end.

Commingled Funds: Valued using the NAV which is quoted on a private market that is not active; however, the unit price is based on underlying investments which are traded on an active market.

Investments valued using the NAV are redeemable on a daily basis.

Synthetic Guaranteed Investment Contracts: The synthetic GICs are comprised of wrapper contracts and underlying investments as detailed in the table above and described in Note 3. The fair value of the wrapper contracts represents the difference between the replacement cost and actual cost of the contracts and is calculated using a discounted cash flow model which considers recent fee bids as determined by recognized dealers, an appropriate discount rate and the duration of the underlying portfolio securities. These inputs are considered unobservable inputs in that they reflect the Plan's own assumptions about the inputs that market participants would use in pricing the asset or liability. The Plan believes that this is the best information available for use in the fair value measurement. The underlying assets are valued as described above.  The fair value measurement of the wrapper contracts which use significant unobservable inputs for 2013 and 2012 were $25,238 and $26,858, respectively.

HASBRO, INC. RETIREMENT SAVINGS PLAN
Notes to Financial Statements
December 31, 2013 and 2012

The following is a reconciliation of the beginning and ending balances of the fair value measurements of the wrapper contracts which use significant unobservable inputs (Level 3):

	2013	2012
Beginning Balance	$26,858	7,024
Unrealized gain (loss)	(1,620)	19,834
Ending Balance	$25,238	26,858

 (9) Reconciliation to Form 5500

The accompanying financial statements are presented on the accrual basis of accounting and include certain accrued administrative expenses and employer contributions receivable which are not accrued on the Form 5500.

The following is a reconciliation of net assets available for plan benefits per the financial statements to the Form 5500 at December 31, 2013 and 2012.
	2013	2012
Per financial statements	$479,200,717	432,530,297
Employer contributions receivable	(5,692,331)	(8,437,587)
Accrued administrative expenses	98,326	54,957
Adjustment from contract value to fair value for fully-benefit responsive investment contracts	1,205,770	3,081,306
Per Form 5500	$474,812,482	427,228,973

The following is a reconciliation of the changes in net assets available for plan benefits per the financial statements to the Form 5500 for the years ended December 31, 2013 and 2012.
	2013	2012
Per financial statements	$46,670,420	47,573,840
Prior year employer contributions receivable	8,437,587	9,094,916
Prior year accrued administrative expenses	(54,957)	(53,258)
Prior year adjustment from contract value to fair value for fully-benefit responsive investment contracts	(3,081,306)	(2,978,333)
Current year employer contributions receivable	(5,692,331)	(8,437,587)
Current year accrued administrative expenses	98,326	54,957
Current year adjustment from contract value to fair value of fully-benefit responsive investment contracts	1,205,770	3,081,306
Per Form 5500	$47,583,509	48,335,841

HASBRO, INC. RETIREMENT SAVINGS PLAN
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2013

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(e) Current Value
	Mutual Funds
*	Fidelity Growth Company Fund	599,706 shares in registered investment company	$71,790,858
	Dodge & Cox Stock Fund	239,495 shares in registered investment company	40,443,502
	MFS Institutional International Equity Fund	1,374,274 shares in registered investment company	30,824,965
	PIMCO Total Return Fund	2,726,513 shares in registered investment company	29,146,423
	Vanguard Small-Cap Index Fund	534,982 shares in registered investment company	28,198,927
	Vanguard Mid-Cap Index Fund	783,147 shares in registered investment company	23,557,068
	Dreyfus Limited Term High Yield Bond Fund	1,051,877 shares in registered investment company	7,100,167
	JP Morgan US Large Cap Core Plus Fund	230,651 shares in registered investment company	6,398,265
	Cambiar Small-Cap Institutional Fund	35,489 shares in registered investment company	816,966

	Commingled Funds
	BTC S&P 500 Index	752,002 units in common collective trust	50,365,318
	JPM SmartRetirement 2025	842,540 units in common collective trust	18,847,617
	JPM SmartRetirement 2030	965,105 units in common collective trust	17,429,791
	JPM SmartRetirement 2020	851,531 units in common collective trust	15,097,636
	JPM SmartRetirement 2035	588,607 units in common collective trust	13,108,278
	JPM SmartRetirement 2040	654,554 units in common collective trust	12,030,701
	JPM SmartRetirement 2015	557,135 units in common collective trust	9,421,160
	JPM SmartRetirement 2045	302,698 units in common collective trust	6,707,781
	JPM SmartRetirement 2050	128,903 units in common collective trust	2,697,945
	JPM SmartRetirement 2010	146,648 units in common collective trust	2,394,766
	JPM SmartRetirement Income	109,885 units in common collective trust	1,743,875

	Synthetic Guaranteed Investment Contracts (Collectively, JP Morgan Stable Asset Fund)
	Wrapper Contracts:
	Monumental Life Insurance Co. Wrapper Contract		25,238
	Commingled Funds:
	JPMCB Intermediate Bond Fund	4,216,019 units in common collective trust	62,144,118
	JPMCB Liquidity Fund	78,503 units in common collective trust	78,504

	Common Stock
*	Hasbro Stock Fund	230,345 shares of Hasbro, Inc. common stock	12,836,639

	Cash and Cash Equivalents
*	Fidelity STIF	Cash equivalents	4,672,612
*	Hasbro Stock Fund	Cash	626,811

	Investments and Cash		$468,505,931

*	Notes Receivable from Participants	727 loans with interest rates from 3.25% to 8.25% and maturity dates from 2013 to 2022	$6,335,902

A column for cost has been omitted as investments are participant directed.
*Party-in-interest.
See accompanying report of independent registered public accounting firm.